                                                        EXHIBIT 2.1


THIS AGREEMENT  is made on the 28th day of April 1997

BETWEEN

CHAPMAN COMPUTERS PTY LTD ACN 008 004 331 trading as Chapman Computers of 53 Gawler Street, Mount Barker in the State of South Australia of the one part hereinafter called ("the Owner")

AND

CHAPMAN COMPUTERS PTY LIMITED ACN 008 004 331 of 53 Gawler Street, Mount Barker in the State of South Australia aforementioned in its capacity as trustee for the Chapman Computers Unit Trust ("the Trust").

AND

COLIN BRUCE CHAPMAN of 10 Uplands Street, Mount Barker in the State of South Australia of the second part hereinafter called ("Chapman")

AND

DIVERGENT TECHNOLOGIES PTY LIMITED ACN 003 908 325 of Level 1, 35 Spring Street, Bondi Junction in the State New South Wales of the third part, hereinafter called ("Purchaser")

AND
S.V.I. HOLDINGS INC. a Nevada Corporation situate in the United States of America ("SVI")


RECITALS:

A. The Trust developed and owns the intellectual property in the Principal Technology as well as the rights to market the Principal Technology.

B. The Owner is the proprietor of all other assets of Chapman Computers Pty Limited ("the business").

C. The parties have agreed to enter into this Agreement whereby the Owner and the Trust agrees to assign and sell to the Purchaser the assets of the business as hereinafter defined as well as the Principal Technology and the Computer Software Programs on terms and conditions hereinafter appearing.

D. SVI enters into this Agreement for the purposes of issuing shares to the Purchaser as referred to in this Agreement.
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                                        2
NOW THIS AGREEMENT WITNESSETH as follows:

1.  Definitions and Interpretations

1.1 Definitions

"Accounts" means the profit & loss accounts of the Owner for the twelve (12) months ending for the periods June 1994, June 1995 and June 1996 and from 1 July 1996 to 28 February 1997 which are annexed hereto and marked 'A', 'B', 'C' and 'D' respectively and summary of these four periods which is Annexure 'E';

"Associated Documentation" means operating manuals and other printed materials as developed by the Trust including users' manuals, programming manuals, modification manuals, flow charts, drawing and software listings which are designed to assist or supplement the understanding or application of the Computer Software Program;

"Completion Date" means the date being 28 March 1997;

"Payment Date" means on or before the date being 30 April 1997;

"delivery" shall mean the delivery of the Principal Technology on the Completion Date;

"Principal Technology" means Computer Software Programs and all associated products and know- how which together comprise a package called "CRMS" and includes all Intellectual Property of every kind and to such programs, products and know-how;

"Computer Software Programs" means the computer software programs (including source-codes) and all associated products and know-how which together comprise computer software package/s called "CRMS".

"Intellectual Property" includes:

(a) any patents, utility models, copyrights, registered or unregistered trade marks trade names, brand names, registered designs and commercial names and designations;

(b) any invention, discovery, trade secret, know-how, computer software and confidential, scientific, technical and product information;

(c) any other rights resulting from intellectual activity arising out of development of software products by the Trust.

relating to the computer software known as CRMS.

"Assets" means the assets set out in Annexure 'F' as well as the Principal Technology, the Associated Documentation, Computer Software Programs and Intellectual Property owned by the Owner and the Trust.
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                                       3
"Customer List" means a statement of existing users and past users during the period two (2) years from the date hereof of the Owner and the Trust which shall be handed over on completion.

"Disclosed Information" means summary of the financial status of the Owner and the Trust for the periods ending 30 June 1994, 30 June 1995 and 30 June 1996 which is annexed hereto and marked with the letter 'E', a summary of charges pursuant to maintenance contracts the Owner and the Trust have with its Customers which is annexed hereto and marked 'G', work-in-progress summary as at 17 January 1997 which is annexed hereto and marked 'H' and budgeted accounts and projections of the financial affairs of the Owner and the Trust for the periods 1 March 1997 to 30 June 1997 and from 1 July 1997 to 30 June 1998 which is annexed hereto and marked with the letter 'I' and Work in Progress Schedule as at 27 March 1997 which is annexed hereto and marked with the letter 'L'.

"Warranties" means the warranties and representations referred to in this Agreement;

"Regulations" means the requisite Stock Exchange regulations in the United States of America relating to the Purchaser and/or S.V.I. Holdings Inc. concerning this Agreement and the issue of shares hereinafter mentioned.

1.2 Interpretation

In this Agreement unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa:

(b) words importing a gender include any gender;

(c) reference to a party includes that party's successors, legal personal representatives and permitted assigns.

2.  Scope of agreement

2.1 The Owner and the Trust agrees to assign and sell to the Purchaser the Assets and the Owner agrees to procure that Chapman shall consult to the Purchaser as hereinafter mentioned. The Purchaser is not purchasing the shares of the Owner or the shares and units in the Trust nor shall the Purchaser assume any of the liabilities of the Owner or the Trust other than referred to in Clause 14.4 hereof.

2.2 This Agreement is conditional upon the Purchaser and SVI complying with the Regulations.

2.3 The Purchaser and SVI shall use their best endeavours to comply with the Regulations.

2.4 If the Purchaser shall not be able to comply with the Regulations to complete the purchase within thirty (30) days from the Payment Date then either party shall have the right to rescind this Agreement by giving notice, in writing, to the other.
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                                       4

2.5 If this Agreement is rescinded then neither party shall save for any antecedent breach have any claim or claim for compensation against the other arising out of such rescission.

3.  Documentation

3.1 The Trust shall deliver to the Purchaser all the Associated Documentation relating to the Principal Technology.

4.  Purchase Price

4.1 The Purchase Price payable by the Purchaser to the Owner and the Trust for the assets shall subject to the provisions of Clauses 17.2 and 18.1 be an amount of One Million Dollars ($1,000,000.00) payable on the Payment Date in the following manner:

    (i)   $100,000.00 to the Owner for all plant, fittings and fixtures;

    (ii)  $450,000.00 to the Owner for the debtors of the Owner;

    (iii) $450,000.00 to the Trust for the Principal Technology, the Computer Software Programs and Intellectual Property.

4.2 In addition to the amount referred to in Clause 4.1, SVI shall transfer or issue to the Trust Three Hundred Thousand (300,000) shares in SVI which are shares traded on the NASDAQ over the counter stock exchange in the United States of America as additional consideration for the Principal Technology, the Computer Software Programs and the Intellectual Property. These shares shall be held in escrow in accordance with the provisions of Clause 4.6.

4.3 If the Purchaser establishes that for the period 1 July 1997 to June 1998, the pre-tax profits derived by the Purchaser relating to the business in respect of the assets is at least Four Hundred and Fifty Thousand ($450,000.00) is earned, then the Purchaser shall request that SVI shall transfer or issue to the Trust Two Hundred Thousand (200,000) shares in SVI whereupon SVI shall transfer to or issue to the Purchaser such shares. These shares shall also be held in escrow in accordance with the provisions of Clause 4.6

4.4 The Trust shall not be entitled to any additional shares as referred to in Clause 4.3 if the pre-tax profits derived by the Purchaser in respect of business generated in respect of the assets do not achieve $450,000.00 for the period 1 July 1997 to 30 June 1998.

4.5 The Purchaser shall after 30 June 1998 if the Trust shall be entitled to additional shares pursuant to this Clause request that SVI issue to the Trust, in further consideration of the purchase of the Principal Technology, the Computer Software Programs and the Intellectual Property and SVI shall issue to the Vendor the additional number of such shares in SVI calculated upon the following formula where:
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                                       5

A97 = Actual before tax profit of the Purchaser with specific reference to its business conducted in respect of the Assets ("the business") for year ending 30 June 1997.

A98 = Actual before tax profit of the business for the year ended 30 June 1998.

M98 = Before tax profits relating to the business for the year ended 30 June 1998 the minimum amount being $450,000.00.

B97 = Budget of $371,000 for year ending 30 June 1997.

S97 = Shortfall, if any, between $371,000 and A97.

Tax = Company tax at the rate applicable for the year ending 30 June 1998.

Exchange = Exchange rate between the Australian and US Dollars as at 30 June
           1998.

S.V. = Market share value of S.V.I. Holdings Inc. as at 30 June 1998.

Number of Shares, if applicable, is the result of the following calculation:

A98 minus $450,000.00 minus S97 minus tax multiplied by Exchange divided by S.V. multiplied by 3.

4.6 The shares referred to in Clauses 4.2, 4.3, 4.4 and 4.5 shall be held in escrow by a Solicitor agreed to between the parties and failing agreement appointed by the President for the time being of the Law Society of South Australia for a period of three (3) years from the Completion Date during which period the Trust shall not be entitled to deal in any manner with the said shares. The Trust shall procure that said escrow agent shall enter into an escrow agreement with the Purchaser and SVI in the form annexed hereto and marked 'J'.

4.7 Notwithstanding the provisions of Clause 4.6 if the Trust requires for special reasons because of financial hardship to sell any of the aforementioned parcel of SVI shares prior to the period of three (3) years from the Completion Date, then the Purchaser shall use its best endeavours to procure the approval of the Board of Directors of SVI is not unreasonably withheld for the Trust to sell any shares prior to the said three (3) year period.

5.  Delivery

5.1 The Owner and the Trust shall deliver the Assets owned by it to the Purchaser at the Owner's premises at 53 Gawler Street, Mount Barker in the State of South Australia on the Completion Date.
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                                         6


6.  Risk

6.1 Risk of loss of or damage to the Assets passes to the Purchaser on the Completion Date.

7.  Warranties

    The following warranties apply:

7.1 The Owner  and the Trust gives to the Purchaser  the following Warranties:

    (a) All the assets are:

        (i)   fully paid for;
        (ii)  in the possession of the Owner and the Trust;
        (iii) the absolute property of the Owner and the Trust and free of all encumbrances.

    (b) The Accounts are accurate and represent a true reflection of the Owner's financial affairs.

    (c) Since 1 July 1993 the business of the Owner and the Trust have continued in the ordinary course of business.

    (d) The Disclosed Information is true and accurate.

    (e) The Trust owns the Intellectual Property as well as the rights to market for sale the Principal Technology and further warrants that except as disclosed in this Agreement the Computer Software Programs do not infringe the industrial or intellectual property rights of any person.


    (f) The Owner and the Trust are not in litigation in relation to its customers or anyone else.

    (g) Without limiting the foregoing, the Owner and the Trust jointly and each of them severally warrant that there are no existing restrictions or constraints on its right and authority to transfer and assign the Computer Software Programs, the Associated Documentation, Principal Technology, Computer Software Programs and Intellectual Property or any part thereof to the Purchaser.

    (h) The Licence and Maintenance Agreements the Owner and the Trust have with its Customers listed in Annexure 'K' are on foot and have been properly executed and stamped.

    (i) The Work-in-Progress Schedule current to 27 March 1997 annexed hereto and marked 'L' is current true and accurate.
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                                        7

    (j) The Schedule of the debtors of the Owner and the Trust annexed as at 28 March 1997 hereto and marked 'M' is current and accurate and collectable.

    (k) The Owner, the Trust and Chapman will use their best endeavours to ensure that current customers and prospective customers of the Owner and the Trust will remain customers and prospective customers of the Purchaser.

    (l) The Owner and the Trust have disclosed all Contracts, arrangements or commitments which contain any onerous or unusual provisions or any other material provisions which should be disclosed to a prospective Purchaser.

    (m) The Owner and the Trust have made available all relevant and material information to the Purchaser in order for the Purchaser to conduct a full and proper due diligence investigation. The Owner and the Trust undertake that all information disclosed is true, complete and accurate in all material respects.


    (n) The Owner and the Trust are not in litigation in relation to their Customers or anyone else in relation to the Computer Software Programs or the Principle Technology or in respect of any other asset the subject of the sale, including but not limited to the Owner's and the Trust's Maintenance or Support Agreements with its Customers.

    (o) The Trust warrants that the Trust is the sole owner of the Computer Software Programs and the Intellectual Property and has the right and authority to sell to the Purchaser the Computer Software Programs.. Without limiting the foregoing, the Trust warrants that there are no existing restrictions or constraints on its right and authority to transfer and assign the Computer Software Programs and the Principle Technology or any part thereof to the Purchaser.

    (p) The Owner and the Trust further warrant that no third parties own or have any right, title or interest in and to the Principal Technology.


    (q) The Owner and the Trust warrant that it is duly and validly authorised by all necessary corporate action to execute, deliver and perform this Agreement and that such action shall not breach any other Agreement.

    (r) The Owner and the Trust further warrants that the schedule of fees paid in advance for customers and related services referred to in Clause 16.2 is true and accurate.

    (s) The Owner and the Trust warrant that all of the contracts which the Owner and/or the Trust have relating to the business of the Owner and the Trust are listed in Schedule 'P' which is annexed hereto.

7.2 Each of the warranties is to be construed independently of the others and is not limited by reference to any other warranties.
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                                       8

7.3 The Parties have entered into this Agreement in reliance upon the Warranties.

7.4 All warranties shall not merge with the completion of this Agreement and shall survive such completion.

7.5 Where more than one party gives a warranty such party shall be jointly and each of them severally liable to the Purchaser in the event of breach of any such warranty hereby given.

8.  Force majeure

8.1 Neither party shall be liable for any delay or failure to perform its obligations pursuant to this agreement if such delay is due to force majeure.

9.  Waiver

9.1 No right under this agreement shall be deemed to be waived except by notice in writing signed by each party.

10. Headings

10.1 Headings used in this agreement are for convenience and ease of reference only, are not part of this agreement and shall not be relevant to or affect the meaning or interpretation of this agreement.

11.  Parties' rights

11.1 Any express statement of a right of the Parties under this agreement is without prejudice to any other right of the Parties expressly stated in this agreement or arising at law.

12.  Engagement by the Purchaser of Chapman as a Employee

12.1 In consideration of the Purchaser entering into this Agreement, Chapman at the request of the Owner and the Trust agrees to consult to the Purchaser for a period of five (5) years from the Completion Date or a lesser period if the Purchaser and Chapman agree ("the engagement") and the Purchaser agrees with the Owner, to so employ Chapman.

12.2 The Purchaser shall pay to Chapman a gross salary of One Hundred Thousand Dollars ($100,000.00) per annum for the services of Chapman by way of equal monthly instalments in arrears.

12.3 "Gross salary" for the purposes of Clause 12.2 shall mean the aggregate of all employment entitlements, benefits, insurances and taxes paid or payable by the Purchaser in respect of Chapman's employment aforementioned.
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                                        9

12.4 Chapman covenants with the Purchaser to:

     (a) make himself available to the Purchaser to fulfil his obligations under the engagement;

     (b) carry out the engagement exercising the degree of care, diligence and skill which is reasonable having regard to the expertise of Chapman.

     (c) exercise and ensure the utmost good faith towards the Purchaser both in carrying out his duties under this Agreement and in all of his dealings with the Purchaser;

     (d) not undertake any other activity or employment which is likely to interfere with the proper carrying out of the employment by him.

12.5 The employment may be immediately terminated by the Purchaser without prior notice to Chapman if any of the following events occur:

     (a) Chapman commits a substantial breach of this Agreement and on being given notice in writing of the breach by the Purchaser fails or refuses to substantially and promptly remedy the breach.

     (b) subject to paragraphs (a) and (c), Chapman fails to make available his services to fulfil his obligations under the engagement;

     (c) Chapman becomes incapacitated or prevented by illness or injury from carrying out the engagement for a total continuous period exceeding three (3) calendar months for a period in any twelve (12) consecutive months;

     (d) Chapman becomes of unsound mind, or under the control of a committee or officer under any law relating to mental health;

     (e) Chapman is convicted of any criminal offence other than an offence which is not likely to affect the carrying out of the engagement by him or the reputation of the Purchaser.

13.  General

13.1 Subject to any provision to the contrary, this agreement, shall enure to the benefit of and be binding upon the parties and their successors, trustees, permitted assigns or receivers but shall not enure to the benefit of any other persons.

13.2 The covenants, conditions and provisions of this agreement which are capable of having effect after the expiration of the agreement shall remain in full force and effect following the expiration of the agreement.

13.3 The Parties shall sign documents and do all things reasonably necessary to give effect to this agreement.

14   The Owner's and the Trust's Employees

14.1 The Owner and the Trust undertake to use their best endeavours to ensure that employees listed in Annexure 'N' hereto which are employees of the Owner and the Trust the Purchaser is prepared to engage shall upon receipt of offers of employment from the Purchaser, upon terms substantially similar to terms and conditions between the Owner and the Trust and the said employees shall be accepted and that from the Completion Date such employees shall commence working for the Purchaser.

14.2 The Owner and the Trust shall prior to the Completion Date use their best endeavours to procure from the employees referred to in Annexure 'N' letters addressed by the said employees to the Purchaser containing a confidentiality agreement in the form already agreed upon between the Owner and the Trust and them or if no such agreement exists in the form annexed hereto and marked with the letter 'O'.

14.3 The Owner and the Trust as shown in Annexure 'R' shall not be required to pay to the employees any accrued employee benefits up to and including the Completion Date. For the purposes of this provision "accrued employee benefits" shall mean accrued holiday pay, accrued long service leave and sick leave and superannuation contributions to be paid on behalf of the employees who shall be employed by the Purchaser only.

14.4 The Purchaser shall assume the Owner and the Trust's liability for accrued employee benefits referred to in Clause 14.3 save that, if lawful, the Purchaser shall have the right to require employees to take time off work for the number of days equating the accrued holidays outstanding and to which each employee is entitled to take.

15.  Completion

15.1 The Owner and the Trust shall on the Completion Date deliver to the Purchaser the following:

     (a) A full list of the Owner and the Trust's customers valid as at the Completion Date.

     (b) The Assets as described in Annexure 'F' subject to the provisions of this Agreement.

     (c) Deed executed by Chapman and the Owner and the Trust concerning restraint of Trade for a period of three (3) years following the date Chapman ceases to consult to the Purchaser and a Confidentiality Agreement concerning the business operations of the Purchaser.

     (d) Schedule prepared by the Owner and the Trust showing fees paid in advance by customers of the Owner and the Trust in respect of maintenance and related services.

     (e) Deed executed by the Owner and the Trust assigning to the Purchaser copyright in relation to the Computer Software Programs and the Principle Technology.

     (f) Audited accounts of the Owner and the Trust for the last two (2) years so as to satisfy the United States Securities and Exchange Commission Regulations.

16.  Fees due to the Purchaser

16.1 Following the Completion Date, the Purchaser shall be entitled to receive all moneys outstanding in respect of moneys payable by debtors of the Owner and the Trust.

16.2 On and following the Completion Date, the Purchaser shall be entitled to the unexpired portion of all fees for maintenance and related services paid in advance by customers of the Owner and the Trust and on the Completion Date the Owner and the Trust shall furnish the Purchaser with a Schedule annexed hereto and marked with the letter 'S' showing all such fees paid in advance. The total of such fees shall be deducted from the Purchase Price.

17.  Debtors

17.1 If at the Completion Date the aggregate amount of moneys outstanding by debtors of the Owner and the Trust to the Owner and the Trust ("the debtor's amount") is less than $450,000.00 then the purchase price payable by the Purchaser to the Owner and the Trust shall be reduced by the amount being the difference between $450,000.00 and the debtors amount.

17.2 As at 31 March 1997 the Owner and the Trust shall prepare a complete and accurate list of its Debtors and shall collect for and on behalf of the Purchaser and pay upon receipt to the Purchaser any moneys received by the Owner and the Trust in respect of such debtors which are received from the Completion Date.

17.3 If outstanding amounts due by Debtors are not collected by the Purchaser within six (6) months from the Completion Date then the Owner and the Trust shall refund to the Purchaser the amounts not collected. The Owner and the Trust shall use their best endeavours that such outstanding amounts be paid to the Purchaser within three (3) months from the Completion Date.

17.4 The Purchaser shall use its best endeavours to collect the debts but shall not be obliged to litigate for payment.

18.  Premises, Telephones and Facsimiles

18.1 The Owner shall procure that the Purchaser shall have the right to occupy the premises at 53 Gawler Street, Mount Barker in the State of South Australia for an initial period of one (1) year at a fee or a rent of Twenty Two Thousand Dollars ($22,000.00) per annum inclusive of all outgoings payable in respect of the premises.

18.2 Either party shall have the right after the first anniversary of the Completion Date to give to the other three (3) months notice to terminate the licence or tenancy referred to in Clause 18.1.

18.3 If notice referred to in Clause 18.2 is not issued, then the rent or fee as aforementioned shall be increased on each anniversary of the commencement of the lease or licence by an amount representing A in the formula where:

    (i)  A = B x  C/D  where

         B = the rent payable as at the immediately preceding year of this Lease.
         C = the index number realised for the quarter ending or applicable as at the date of the rent increase and D = the index number realised for the quarter ending or applicable as at the date of commencement of the immediately preceding particular year of the lease.

    (ii) In this Clause "Index Number" shall mean the Consumer Price Index Number calculated for Adelaide (all groups) released from time to time in the Commonwealth Statistician's Summary of Australian Statistics together with any supplementary summary. In the event that there is any suspension of discontinuance of the Consumer Price Index by the Commonwealth Authorities then "Index Number" shall mean such Index published at the relevant dates in the said Commonwealth Statistician's Summary of Australian Statisticians which reflects fluctuations of the cost of living in Adelaide and which the parties may mutually agree upon and if they are unable to agree then such Index as may be determined by the President (or other officer of similar status) at the relevant times of the Commonwealth Institute of Valuers (South Australian Division) or some person nominated by him whose decision shall be conclusive and binding;

18.4 The Owner shall transfer to the Purchaser its telephone numbers and facsimile numbers at the premises for use by the Purchaser.

19.  Severability

19.1 If any provision of or the application of any provision of this Agreement shall be declared to be void, voidable, or unenforceable in any jurisdiction the validity, legality or enforceability of any other of the remaining provisions of this Agreement shall not be affected.

20.  Variation

20.1 Any variation of a term of this Agreement must be in writing and signed by the parties.
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                                       13
21.  Effectiveness of Agreements

21.1 Each party must do all things necessary to give effect to this Agreement and to the transactions contained in this Agreement.

22.  Whole Agreement

22.1 This Agreement embodies the entire Agreement between the parties with respect to the subject matter of this Agreement.

23.  Insurance

23.1 As from the Completion Date the Purchaser shall nominate the Owner and the Trust and Chapman as the insured in the Professional Indemnity Insurance Policy of the Purchaser and shall maintain the insurance during the period Chapman's services are provided to the Purchaser and for a period of six
     (6) years thereafter.

24.  Execution

24.1 This agreement may be executed in counterparts by the respective parties, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement, provided that this agreement shall be of no force and effect until the counterparts are exchanged.



IN WITNESS WHEREOF the parties have executed this Agreement the day of
1997


THE COMMON SEAL OF                         )
CHAPMAN COMPUTERS                          )
PTY LTD was hereunto affixed in            )
accordance with its Articles of Association)
in the presence of:                        )

/s/Colin Chapman                           /s/Bronte John Chapman
Director                                   Secretary


Colin Chapman                              Bronte John Chapman
Print Name                                 Print Name

THE COMMON SEAL OF                         )
CHAPMAN COMPUTERS                          )
PTY LTD as trustee for the Chapman         )
Computers Unit Trust                       )
was hereunto affixed in                    )
accordance with its Articles of Association)
in the presence of:                        )

/s/Colin Chapman                           /s/Bronte John Chapman
Director                                   Secretary


Colin Chapman                              Bronte John Chapman
Print Name                                 Print Name


SIGNED SEALED AND DELIVERED     )
by the said COLIN BRUCE CHAPMAN )
in the presence of:             )

/s/Bronte John Chapman
Witness
Bronte John Chapman
Print Name


THE COMMON SEAL OF                          )
DIVERGENT TECHNOLOGIES                      )
PTY LTD was hereunto affixed in             )
accordance with its Articles of Association )
in the presence of:                         )

/s/Ivan Hammerschlag                        /s/Shaun Rosen
Director                                    Secretary

Ivan Hammerschlag                           Shaun Rosen
Print Name                                  Print Name



THE COMMON SEAL OF)
S.V.I. HOLDINGS INC. was hereunto)
affixed in accordance with its Articles) of Association in the presence of:)

/s/Barry Schechter
Director

Barry Schechter
Print Name